

March 23, 2011

Via Facsimile
Mr. James R. Easter
Senior Vice President and Chief Financial Officer
Seahawk Drilling, Inc.
5 Greenway Plaza, Suite 2700
Houston, Texas 77046

> **Re:** **Seahawk Drilling, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 001-34231**

Dear Mr. Easter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Notes to Unaudited Consolidated and Combined Financial Statements

Note 2. Property and Equipment, page 10

1.   We note your response to comment one in our letter dated February 22, 2011. In your earlier response dated January 24, 2011, you told us that to prepare your September 30, 2010, financial statements, "we reviewed our cash flow analysis from August 2009, updated for current market and operating conditions, to confirm our conclusions, which indicated that the life of asset undiscounted cash flows remained substantially higher than the book value of our rig fleet." Please provide to us a summary of this updated analysis as of September 30, 2010, which should also include a discussion of your key assumptions (e.g., in relation to current market and operating conditions at September 30, 2010).

2.   Your press release dated November 2, 2010, states that you engaged Simmons & Company International after consideration of, among other things, your short-term and long-term liquidity needs. Please tell us what those short-term and long-term liquidity needs were determined to be, compare them to the updated cash flow analysis referred to in our comment above, and explain to us the reasons for any differences. Your response should also describe the events that led to the engagement of Simmons & Company International.

3.   Your press release dated November 2, 2010, also states that you considered the difference between your internal valuation of assets and equity value and the current market value of the company as indicated by the stock price. Please provide to us a summary of your internal valuation of assets and equity value, and explain how that compared to your market value. Also, if your internal valuation was not consistent with the cash flow analysis referred to above, please explain to us any differences.

4.   Please tell us whether Simmons & Company International prepared a valuation of your assets and, if so, tell us the date prepared and provide us with a copy of the valuation report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief